SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2011

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ✓	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____	No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

A press release regarding revision of the outlook for the third-quarter and full-year 2011 of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on September 28, 2011.

Company Contacts:
Camelot Information Systems Inc.
Mr. Gordon Lau, Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Account Manager
Tel: +86 (10) 6561 6886 x807 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Revises Outlook for the Third-Quarter and Full-Year 2011

BEIJING, September 28, 2011 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, today provided updated guidance for the third quarter and the full year 2011.

For the third quarter of 2011, the Company currently expects net revenues of approximately US$57 million (compared to approximately US$63 million expected previously) and adjusted net income attributable to Camelot of approximately US$3.1 million (compared to approximately US$9.5 million expected previously.)  For the full-year 2011, the Company currently expects net revenues of approximately US$235 million (compared to approximately $244 million expected previously) and adjusted net income attributable to Camelot of approximately $23 million (compared to $34.0 million expected previously). At this time, the Company is not offering adjusted diluted earnings per ADS guidance, since updated figures of shares will only be available after the end of September.  Adjusted diluted earnings per ADS for the third quarter are expected to be affected by factors such as the Company’s share-repurchase activity, option repricing and the exercise of options. The repricing of existing options will result in a noncash compensation expense charge in the third quarter.  Camelot will evaluate the carrying value of goodwill and intangible assets as of the end of the third quarter, and it is possible that the Company could require to take a noncash impairment charge.  Camelot expects to report third-quarter earnings per its usual schedule around mid-November.

“We are revising our guidance today after reviewing the first two months of the quarter and the outlook for the rest of the year. Our current projections are below previous expectations, primarily in our financial industry IT services (FIS) business line. Revenues fell short of expectations at certain FIS subsidiaries in Taiwan and mainland China.  Due to Camelot’s operating leverage for FIS, this revenue shortfall has a greater impact on our bottom line.” commented Mr. Simon Ma, Camelot’s

Chairman and CEO.

“Separately, we are planning to combine our FIS businesses into a cohesive subsidiary, which will unify our professional FIS resources and enable us to more efficiently manage and develop the FIS business. Based on Camelot’s existing high-profile client base, rich product portfolio, and substantial industry experience in FIS market, I feel confident that the new subsidiary will successfully integrate and optimize the Company’s resources in the areas of technology, market, human resources, and corporate governance, and will shape Camelot as the leader as well as the innovator in domestic FIS market.” continued Mr. Ma.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

SAFE HARBOR

This press release contains statements that may constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By: /s/ Yiming MA
Name: Yiming MA
Title: Chief Executive Officer

Date: September 28, 2011